YOU'RE OUR **ONLY** HOPE!


YOU'RE
MY
ONLY
HOPE.

Early Investing is Closing Soon!

We're **less than $2,000** away from hitting our first WeFunder (https://shoutout.wix.com/so/5dNihCImh/c?w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnR

pZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTk zLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) **funding goal** and we need your help to finish out this first capital raise.

Click the link below to help us change the real estate markets forever!

INVEST IN POCKET PROPERTIES
(https://shoutout.wix.com/so/5dNihCImh/c?w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

Thanks again to everyone who's invested in our WeFunder (https://shoutout.wix.com/so/5dNihCImh/c?w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) campaign. Each one of your contributions mean a lot to us!

INVEST IN POCKET PROPERTIES
(https://shoutout.wix.com/so/5dNihCImh/c?w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/5dNihCImh/c?w=sCjwAPsKGiGygKpD-4jw8ad-NuROcn_IJmUzzMZ7bqg.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInliOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

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